Room 4561

	October 13, 2005

William C. Stone
Chief Executive Officer
SS&C Technologies, Inc.
80 Lamberton Road
Windsor, Connecticut 06095

Re:	SS&C Technologies, Inc.
	Amendment No. 1 to Schedule 13E-3 - File No. 5-48469
	Revised Preliminary Proxy Statement on Schedule 14A - File
No.
0-28430
      Filed September 30, 2005

Dear Mr. Stone:

      We have reviewed your response letter and amended filings and have the following comments.

Revised Preliminary Proxy Statement on Schedule 14A

Summary Term Sheet

Voting Agreement, Contribution and Subscription Agreement..., page
6

1. We note your revised disclosure regarding Mr. Stone`s current intention to reduce the number of shares he intends to contribute pursuant to the contribution and subscription agreement dated July 28, 2005 to 3,921,958 shares. Please disclose the circumstances precipitating and reasons for Mr. Stone`s decision to reduce the shares he intends to contribute. Please also advise us of the basis for such a reduction in light of his contractual obligations under the contribution and subscription agreement.

Special Factors

Background of the Merger, page 16

2. We note your disclosure in the fifth paragraph of page 20 regarding certain remaining terms to be negotiated and your subsequent disclosure regarding the disposition of such negotiations.
It does not appear, however, that disclosure has been provided with respect to the final disposition on the independent committee`s proposal to delete the financing contingency proposed by Carlyle. Please revise.

3. With respect to your disclosure of the amendment to the merger agreement on page 22, please elaborate on the circumstances resulting in and reasons for the amendment.

Reasons for the Merger..., page 22

4. We note your revised disclosure on page 26 in response to comment no. 14 in our letter dated September 23, 2005. Your revised disclosure states that the independent committee relied on the analyses of SunTrust Robinson Humphrey which did not include an analysis of book or liquidation value. As stated in our comment, however, assessing book value, going concern value and liquidation value are generally relevant in determining the fairness of the consideration offered in a going private transaction. Please disclose whether the independent committee assessed the book and liquidation value of the company by SunTrust Robinson Humphrey or otherwise, and, if not, please explain why they are not relevant in the context of this transaction. Please see Instruction 2 to Item 1014 of Regulation M-A and Question and Answer Nos. 20 and 21 in Release No. 34-17719 for additional guidance.

5. We note your response to comment no. 15 in our letter dated September 23, 2005 and your revised disclosure stating that the independent committee "relied on, but did not adopt, SunTrust Robinson Humphrey`s analyses and conclusions." We understand, however, that your board and the other filing persons have adopted the analyses made and conclusions reached by your independent committee. Item 8 of Schedule 13E-3 requires a discussion of the material factors upon which a belief as to fairness is based. If one filing person relied upon the analysis of another party, such as a financial advisor or independent committee, that filing person must expressly adopt the analyses, as well as the conclusion, of the other party or independently produce their own analyses to support their fairness determination. Please see Question and Answer No. 20 in Release No. 34-17719 for additional guidance.

6. We note your revised disclosure on page 25 in response to comment no. 17 in our letter dated September 23, 2005. Please explain why your independent committee did not believe that some the values generated by the discounted cash flow analysis or your price on any single date to be a countervailing factor.

Opinion of Financial Advisor to the Independent Committee, page 26

7. With respect to your discussion of the discounted cash flow analysis, please disclose how the range of weighted average cost of capital and terminal value multiples were determined for use.

Purposes, Reasons and Plans for SS&C After the Merger, page 36

8. We note your revised disclosure on page 37 in response to comment no. 25 in our letter dated September 23, 2005. To the extent possible, please quantify the costs associated with having publicly traded equity securities.

Certain Projections, page 49

9. Please provide disclosure with respect to your budget plan for 2005. In addition, please explain to us why the numbers set forth in the projection materials you have provided differs from the projection numbers you disclose.

Solicitation of Proxies, page 56

10. We note your response to comment no. 8 in our letter dated September 23, 2005 and your revised disclosure stating that "other electronic means" includes facsimile. If "other electronic means" refers exclusively to facsimile, please clarify your disclosure to state so. Otherwise, please elaborate on what "other electronic means" encompasses.

Closing Comments

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


*              *              *              *


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Daniel Lee at (202) 551-3477 if you have questions or comments. If you need further assistance, you may contact me at (202) 551-3266.

	Sincerely,


	Nicholas P. Panos
Special Counsel
Office of Mergers and Acquisitions

cc:	Via Facsimile
	John A. Burgess, Esq.
	James R. Burke, Esq.
	Wilmer Cutler Pickering Hale and Dorr LLP
	60 State Street
	Boston, New York 10022-6069
	Telephone:  (617) 526-6000
	Facsimile:  (617) 526-5000